                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                                 RULE 13D-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (AMENDMENT NO. 6)

                                 Engage, Inc.
         -------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
         -------------------------------------------------------------
                        (Title of Class of Securities)

                                   292827102
                      ----------------------------------
                                (CUSIP Number)

    Peter L. Gray, Executive Vice President and General Counsel, CMGI, Inc.,
         100 Brickstone Square, Andover, Massachusetts, 01810 978-684-3600
         -------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                March 31, 2002
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)
                              (Page 1 of 8 Pages)

-----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 2 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      CMGI, Inc.
      04-2921333
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                     (a) [_]

                                     (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

      WC; OO

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                  [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            203,144,505

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             203,144,505

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      203,144,505

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                             [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      80.9%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 3 of 8 Pages
-----------------------                                  ---------------------


      Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CMGI, Inc., a Delaware corporation ("CMGI"), that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.
        -------------------

        This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Engage, Inc., a Delaware corporation ("Engage" or "Issuer"). The principal executive offices of Engage are located at 100 Brickstone Square, Andover, MA 01810.

Item 2.  Identity and Background.
         -----------------------

     The name of the corporation filing this statement is CMGI, Inc. CMGI is a Delaware corporation. CMGI's principal business is developing and operating Internet companies. The address of the principal executive offices of CMGI is 100 Brickstone Square, Andover, MA 01810. To the best knowledge of CMGI, set forth on Schedule A, which is incorporated herein by reference, is the

     . name, residence or business address

     . present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

     . shares of Engage Common Stock beneficially owned, and

     . citizenship

of each of CMGI's directors and executive officers, as of the date of filing this statement. Neither CMGI nor, to the best of CMGI's knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         On May 21, 2002, CMGI announced that it has made a proposal (the "Proposal") to acquire all of the shares of Engage Common Stock which CMGI does not presently own. Prior to the announcement of the Proposal, CMGI beneficially owned 203,144,505 shares of Engage Common Stock, which comprises 80.9% of Engage's outstanding common stock. Under the Proposal, each share of Engage Common Stock not held by CMGI would be exchanged for .2286 of a share of CMGI common stock pursuant to a merger (the "Merger") among Engage, CMGI and a wholly owned subsidiary of CMGI. It is expected that the shares of CMGI Common Stock to be issued pursuant to the Merger will be newly issued shares registered on a registration statement on Form S-4. The press release announcing the Proposal is filed as an exhibit herewith and is incorporated by reference herein. Also filed as an exhibit hereto is the letter sent by CMGI to the Board of Directors of Engage advising them of the Proposal.

-----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 4 of 8 Pages
-----------------------                                  ---------------------

         CMGI owns certain shares of Engage Common Stock initially issued by Engage to CMGI pursuant to the Agreement and Plan of Merger and Contribution (the "Flycast/AdSmart Agreement"), dated as of January 19, 2000, by and among Engage, CMGI, AdSmart Corporation, Flycast Communications Corporation and FCET Corp. In accordance with the Flycast/AdSmart Agreement, CMGI is required to return certain of these shares to Engage on a quarterly basis, if certain conditions are not met. On July 31, 2001, CMGI returned to Engage an aggregate of 1,708,091 shares, representing 821,421 shares returned for the quarter ended January 31, 2001 and 886,670 shares returned for the quarter ended April 30, 2001. On December 31, 2001, CMGI returned to Engage an aggregate of 1,535,045 shares, representing 402,183 shares returned for the quarter ended July 31, 2001 and 1,132,862 shares returned for the quarter ended October 31, 2001. On April 5, 2002, CMGI returned to Engage an aggregate of 212,253 shares, representing shares returned for the quarter ended January 31, 2002.

     On October 4, 2001, Engage issued to CMGI two secured convertible promissory notes. The first of these notes ("Note 1") was issued in consideration for a loan from CMGI to Engage in the amount of $8,000,000. Note 1 bears interest at 7.5% per annum. The principal is payable upon demand, but no earlier than August 1, 2002, or earlier upon an event of default. Interest is compounded and payable quarterly in arrears on October 31, January 31, April 30 and July 31 of each year until the note is paid in full. Interest payments for the quarters ending October 31, 2001, January 31, 2002, April 30, 2002 and July 31, 2002 are deferred until, and become payable on, August 1, 2002. Unpaid principal and interest on Note 1 is convertible, at CMGI's election, into shares of Engage Common Stock at a conversion price initially equal to $0.25 per share. This conversion price, however, is subject to weighted average antidilution protection whereby the conversion price may be adjusted downward if Engage issues Common Stock in the future at a per share price less than the then current market price, which is defined in Note 1 as the average of the daily closing prices of Engage's Common Stock for the five consecutive trading days selected by Engage's Board of Directors commencing not more than 20 trading days before, and ending not later than the date immediately preceding the date of issuance. Excluded from the anti-dilution provisions are (i) issuances to CMGI or any affiliate thereof or (ii) issuances by Engage to directors, employees, consultants or advisors of Engage or grants of options or other rights to acquire Common Stock at a price or exercise price, as the case may be, no lower than the fair market value of the Common Stock, as determined by the Board of Directors. Note 1 is collateralized by substantially all of Engage's assets. As of May 15, 2002, Note 1 was convertible into 33,211,250 shares of Engage Common Stock, none of which shares had been issued.

     Engage has also agreed with CMGI to structure any intercompany debt incurred by Engage to CMGI between October 1, 2001 and July 31, 2002 under a second secured convertible promissory note ("Note 2"). Note 2 was amended in February 2002 and also bears interest at 7.5% per annum. The principal is payable upon demand, but no earlier than August 1, 2002, or earlier upon an event of default. Interest is compounded monthly and payable quarterly in arrears on October 31, January 31, April 30 and July 31 of each year until the note is paid in full. Interest payments for the quarters ending October 31, 2001, January 31, 2002, April 30, 2002 and July 31, 2002 are deferred until, and become payable on, August 1, 2002. Unpaid principal and interest on Note 2 is also convertible, at CMGI's election, into shares of Engage's Common Stock. Under Note 2, the conversion price for the intercompany debt incurred by Engage and the interest accrued on outstanding debt each calendar month is based on the closing price of Engage's Common Stock on the last trading day of such calendar month. The conversion prices for Note 2, however, are each also subject to weighted average antidilution protection on the same terms as set forth in the description of Note 1 above. Note 2 is also collateralized by substantially all of Engage's assets. As of May 15, 2002, Note 2 was convertible into 21,515,454 shares of Engage Common Stock, none of which shares had been issued.

-----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 5 of 8 Pages
-----------------------                                  ---------------------

Item 4.  Purpose of the Transaction.
         --------------------------

         Following the Merger, CMGI will own 100% of the outstanding shares of Engage Common Stock. In connection with the Merger, CMGI and Engage will take such action as is necessary to cause the Engage Common Stock to cease to be listed on The Nasdaq National Market as of the effective date of the Merger. As soon as is practicable after the effective date of the Merger, the registration under the Exchange Act of the Engage Common Stock will be terminated.

         See the description of the transactions related to the Proposal and Merger, the Flycast/AdSmart Agreement, Note 1 and Note 2 set forth in Item 3 above, which description is incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a)-(b) CMGI beneficially owns 203,144,505 shares of Engage, representing 80.9% of Engage's outstanding common stock as of the date of filing of this statement, and consisting of 148,417,801 shares of Engage Common Stock, 33,211,250 shares of Engage Common Stock issuable upon conversion of Note 1 within 60 days after May 15, 2002, and 21,515,454 shares of Engage Common Stock issuable upon conversion of Note 2 within 60 days after May 15, 2002. CMGI has sole power to vote or direct the vote and dispose or direct the disposition as to all such shares. See also Schedule A attached hereto. Following the Merger, CMGI will own 100% of the outstanding shares of Engage Common Stock.

     (c) See the description of the transactions related to the Proposal and Merger, the Flycast/AdSmart Agreement, Note 1 and Note 2 set forth in Item 3 above, which description is incorporated by reference herein.

     (d)-(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     In September 2001, Engage restructured its outstanding amounts payable to CMGI into a secured promissory note payable in the amount of $42.7 million ("Note 3") bearing interest at 7.5% per annum. Under the terms of Note 3, principal is payable upon demand, but no earlier than August 1, 2002, or earlier upon the occurrence of an event of default as defined in Note 3. Interest is compounded and payable quarterly in arrears in cash on October 31, January 31, April 30 and July 31 of each year until the note is paid in full. Interest payments for the quarters ending October 31, 2001, January 31, 2002, April 30, 2002 and July 31, 2002 are deferred until, and become payable on, August 1, 2002. The note is collateralized by substantially all of Engage's assets.

     Other than the Proposal and Merger, the Flycast/AdSmart Agreement, Note 1,
Note 2, Note 3, the Stock Purchase Agreement, dated as of June 19, 2000, by and among CMGI, Engage and CPQ Holdings, Inc., the Investor Rights Agreement, dated as of July 23, 1999 by and between CMGI and Engage, and Amendment No. 1 to the Investor Rights Agreement dated as of June 19, 2000, by and among CMGI and Engage, to the best knowledge of CMGI, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such persons or entities and any person or entity with respect to any securities of Engage, including but not limited to transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

-----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 6 of 8 Pages
-----------------------                                  ---------------------


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

EXHIBIT NO.                DESCRIPTION

1                 Press release dated May 21, 2002 announcing the Proposal.

2 Letter from CMGI to the Board of Directors of Engage, dated May 20, 2002, regarding the Proposal.

-----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 7 of 8 Pages
-----------------------                                  ---------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  May 21, 2002

                                        CMGI, INC.

                                        By:    /s/ Thomas Oberdorf
                                               --------------------------
                                               Thomas Oberdorf

                                   Title: Chief Financial Officer and Treasurer

-----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 8 of 8 Pages
-----------------------                                  ---------------------

                                    Schedule A

                                                                     SHARES OF ENGAGE COMMON STOCK
NAME                                      BUSINESS ADDRESS                BENEFICIALLY OWNED*
---------------------------------------------------------------------------------------------------
EXECUTIVE OFFICERS OF CMGI
---------------------------------------------------------------------------------------------------

David S. Wetherell                      100 Brickstone Square                 46,000
Chairman of the Board and Secretary     Andover, MA 01810
---------------------------------------------------------------------------------------------------
George A. McMillan                       100 Brickstone Square                    0
Chief Executive                           Andover, MA 01810
Officer
---------------------------------------------------------------------------------------------------
Thomas Oberdorf                         100 Brickstone Square                    0
Chief Financial Officer and Treasurer   Andover, MA 01810
---------------------------------------------------------------------------------------------------
David Andonian                          100 Brickstone Square                 102,168
President and Chief Operating Officer   Andover, MA 01810
---------------------------------------------------------------------------------------------------
Peter L. Gray                           100 Brickstone Square                    0
Executive Vice President                Andover, MA 01810
and General Counsel
---------------------------------------------------------------------------------------------------
James Barnett                           1070 Arastradero Road                    0
Chief Executive Officer                 Palo Alto, CA 94304
AltaVista Company
(a subsidiary of CMGI)
---------------------------------------------------------------------------------------------------
Patricia Gilligan                       400 Minuteman Road                       0
President and Chief Executive Officer   Andover, MA 01810
NaviSite, Inc.
(a subsidiary of CMGI)
---------------------------------------------------------------------------------------------------
Christian Feuer                         8550 West Bryn Mawr Avenue               0
President and Chief Executive Officer   Suite 200
uBid, Inc.                                Chicago, IL 60631
(a subsidiary of CMGI)
---------------------------------------------------------------------------------------------------
DIRECTORS OF CMGI
(PRESENT PRINCIPAL OCCUPATION)
---------------------------------------------------------------------------------------------------
David S. Wetherell                       See above                           See above
See above
---------------------------------------------------------------------------------------------------
Barry K. Allen                           Allen Enterprises, LLC                  0
President, Allen Enterprises, LLC        18500 W. Corporate Drive, Suite 170
                                         Brookfield, WI 53045
---------------------------------------------------------------------------------------------------
Virginia G. Bonker                       Blue Rock Capital                       0
General Partner, Blue Rock               5700 Kennett Pike
Capital, L.P.                              Wilmington, DE  19807
---------------------------------------------------------------------------------------------------
Jonathan Kraft                           The Kraft Group                         0
President and Chief Operating Officer    1 Boston Place, 34th Floor
The Kraft Group                          Boston, MA 02108
---------------------------------------------------------------------------------------------------
Peter McDonald                           c/o CMGI, Inc.                          0
Retired                                  100 Brickstone Square
                                           Andover, MA  01810
---------------------------------------------------------------------------------------------------
George A. McMillan                        See above                            See above
See above
---------------------------------------------------------------------------------------------------

* Unless otherwise indicated, each person exercises sole voting and dispositive power over shares of Engage Common Stock beneficially owned by such person.

Citizenship of each of the above named persons: USA, except for Mr. Feuer, who is a citizen of Germany.

                                  EXHIBIT INDEX

EXHIBIT NO.                DESCRIPTION

1                 Press release dated May 21, 2002 announcing the Proposal.

2 Letter from CMGI to the Board of Directors of Engage, dated May 20, 2002, regarding the Proposal.